



# Kalu Seasoning Blends LLC Small Business Bond™

## Bond Terms:

**Bond Yield:** 7.0%

**Target Raise Amount:** $50,000

**Minimum Raise Amount:** $10,000

**Repayment Period:** 4 years (48 months)

**Offering End Date:** July 5th, 2022

## Company Details:

**Name:** Kalu Seasoning Blends LLC
          DBA Trini Vybez

**Founded:** 2019

**Address:** 2800 10$^{th}$ St. NE
             Washington, DC 20017

**Industry:** Catering

**Employees:** 2

**Website:** https://www.ksblendsandcatering.com/

## Use of Funds Allocation:

If the maximum raise is met:

$43,000 (86.00%) of the proceeds will go towards kitchen equipment
$7,000 (14.00%) of the proceeds will go towards tenant improvements

## Social:

Instagram: 539 Followers; Facebook: 148 Followers;





## Business Metrics:

| | FY20 | FY21 | YTD 3/31/2022 |
|---|---|---|---|
| Total Assets | $97,315 | $129,718 | $137,521 |
| Cash & Cash Equivalents | $74,035 | $105,922 | $115,608 |
| Accounts Receivable | $0 | $0 | $0 |
| Short-term Debt | $0 | $0 | $0 |
| Long-term Debt | $0 | $0 | $0 |
| Revenue | $51,148 | $113,450 | $26,010 |
| Cost of Goods Sold | $0 | $0 | $0 |
| Taxes | $0 | $0 | $0 |
| Net Income | $15,501 | $32,403 | $7,803 |

## Recognition:

**Kalu Seasoning Blends LLC (DBA Trini Vybez)** has been in business since 2019, the same year it was incorporated. It began as a retail seller of all-natural spices and seasonings at various farmers markets in the DMV. Customers enjoyed the spices enough to request catering and food truck services, which Trini Vybez hopes to parlay into a successful brick and mortar establishment.

## About:

**Kalu Seasoning Blends LLC (DBA Trini Vybez)** incorporated in 2019, producing all-natural spices and seasonings and showcasing artisan crafted spices in various farmers markets and demos around the DMV, specifically Eastern Market.  Customers enjoyed the samples enough to request catering and from there, Trini Vybez was born, serving quality Trinidadian food on the go.  Given their success in mobile catering and service, Trini Vybez is raising funds to purchase kitchen equipment and has recently signed a lease to expand into a brick and mortar restaurant.

For  more information, contact our Customer Support Team at support@thesmbx.com

